WINTHROP & WEINSTINE, PA

November 14, 2008	Joy S. Newborg
Direct Dial: (612) 604-6713
Direct Fax: (612) 604-6913
jnewborg@winthrop.com
VIA EDGAR; ORIGINAL VIA FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Larry Spirgel

RE:	Digital Angel Corporation
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 11, 2008
File No. 0-26020
To Whom It May Concern:
On behalf of Digital Angel Corporation (the “Company”), this letter along with Amendment No. 1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, which was filed with the Commission on October 24, 2008, respond to the Commission’s comment letter dated October 10, 2008 (“Comment Letter”). The comments are set forth below in italics and each comment is followed by the Company’s response.
Basis of Presentation:

Comment 1:	We note your pro forma presentation as if VeriChip and InfoTech had been accounted for under the equity method for the comparative prior periods and December 31, 2007. Please amend your filing to remove the pro forma information from the face of the financial statements and to present this information in the MD&A. We note your discussions on pages 29, 30, 33, 34, 37 and 38.

Response 1:	The Company has completely removed the pro forma presentation and discussion from the financial statements and related footnotes. In addition, the Company has revised the Management’s Discussion and Analysis section (“MD&A”) to include a new subsection titled “Proforma Condensed Consolidated Statements,” which consolidates in one location the pro forma presentation and discussion. The remainder of the MD&A has been revised to remove all references to the pro forma information and instead presents analyses based on the historical information.

Securities and Exchange Commission
Re: Digital Angel Corporation, File No. 0-26020
November 14, 2008

Comment 2:	Disclose how the pro forma presentation was derived, why you believe the presentation is useful to investors and any potential risks associated with using the pro forma presentation.

Response 2:	The new subsection titled “Proforma Condensed Consolidated Statements” includes how the pro forma results were derived, why this pro forma presentation is useful and potential risks associated with using the pro forma presentation. The following language is from the pro forma subsection dealing with these issues:

“Therefore, effective January 1, 2008, we began accounting for VeriChip and InfoTech under the equity method of accounting. Prior period financial statements have been presented on a historical basis, and accordingly, include the results of operations of VeriChip and InfoTech under the consolidation method. For comparative purposes, we have presented below an unaudited pro forma balance sheet as of December 31, 2007 and unaudited pro forma statements of operations for the three and six-months ended June 30, 2007 as if VeriChip and InfoTech had been accounted for under the equity method of accounting for those periods. We believe that this pro forma information is beneficial as it provides a clearer and more comparable period-to-period presentation.

The following tables present information regarding the unaudited pro forma financial condition and results of operations after giving effect to the reclassification of VeriChip and InfoTech as equity investees. We excluded VeriChip and InfoTech’s assets, liabilities and minority interest from the balance sheet and separately presented our investment in each affiliate. In the results of operations, we eliminated VeriChip revenue, expenses, other income/expenses and minority interest from our results of operations and separately presented our equity in the loss of VeriChip. As InfoTech was reported in discontinued operations, we excluded their operations and minority interest and reclassified the amounts to our equity in the loss of InfoTech within our loss from discontinued operations. These tables reflect the amounts as if our ownership interest in VeriChip and InfoTech were below 50% as of January 1, 2007.

The unaudited pro forma financial condition and results of operations presented below are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position would have been had the percentage of ownership of VeriChip and InfoTech changed on the date assumed, nor is it necessarily indicative of future consolidated results of operations or financial position.”

Securities and Exchange Commission
Re: Digital Angel Corporation, File No. 0-26020
November 14, 2008

Comment 3:	Expand the MD&A to discuss the reasons for the period-to-period changes in the historical results of operations as compared to the prior periods and the historical results of operations as compared to the pro forma results of operations.

Response 3:	The MD&A previously included or has been revised to include explanations for the changes in the historical results of operations as compared to the 2008 periods. Such sections no longer include references to the pro forma information except under the new pro forma subsection. The MD&A has also been revised to include in the new pro forma subsection explanations as to what the changes were (to the extent there were changes) and the reasons for such changes between the historical results of operations and the pro forma results of operations. The following language is from the pro forma subsection dealing with these issues:

“Consolidated Discussion

The following discussion has been prepared for the items of our Management’s Discussion and Analysis that changed when preparing the proforma financial statements for the reclassification of VeriChip and InfoTech as equity investments.

Interest Expense

The proforma interest expense for the three-months ended June 30, 2007 was approximately $0.9 million compared to the historical interest expense which was approximately $1.3 million. For the six-months ended June 30, 2007, the proforma interest expense was approximately $0.8 million less than the historical interest expense of $2.2 million. The decrease from historical to proforma is due to the elimination of VeriChip’s third party interest expense when reclassifying VeriChip as an equity investment.

Interest and Other Income

For the three-months ended June 30, 2007, the proforma interest and other income was approximately $0.3 million compared to $0.2 million of historical interest and other income. The proforma interest and other income for the six-months ended June 30, 2007 was approximately $1.2 million compared to the historical interest and other income amount of $1.1 million. The increase from historical to proforma is primarily due to the reclassification of VeriChip as an equity investment.

Securities and Exchange Commission
Re: Digital Angel Corporation, File No. 0-26020
November 14, 2008

Income Taxes

Our historical and proforma income tax provisions were both $13 thousand for the three-months ended June 30, 2007 as VeriChip did not have an income tax provision. During the six-months ended June 30, 2007, our proforma income tax provision was $38 thousand and our historical income tax provision was $83 thousand. The decrease from historical to proforma is primarily due to the reclassification of VeriChip as an equity investment.

Liquidity and Capital Resources from Continuing Operations — Pro Forma

At December 31, 2007, our proforma cash and cash equivalents was approximately $2.2 million compared to a historical cash and cash equivalents balance of approximately $9.4 million. The decrease relates to the exclusion of $7.2 million of VeriChip’s cash balance.

Our proforma operating activities used cash of approximately $1.2 million during the six-months ended June 30, 2007 as compared to historical operating activities which used cash of approximately $5.4 million during the same period. The decrease is primarily related to a decrease in non-cash compensation as well as a decrease in depreciation and amortization from the reclassification of VeriChip to an equity investment.

The following changes in our adjustments to reconcile operating losses to net cash used in operating activities relating to the reclassification of VeriChip as an equity investment included the following:
•
Accounts and unbilled receivables, net of allowance for doubtful accounts, decreased approximately $5.4 million from the historical balance of $21.6 million as of December 31, 2007 to the proforma balance of $16.1 million.

•	Inventories decreased to our proforma balance of $14.2 million at December 31, 2007 from our historical balance of $15.8 million at December 31, 2007.

•	Accounts payable decreased approximately $1.9 million from the historical balance of $15.8 million as of December 31, 2007 to the proforma balance of $13.9 million as of December 31, 2007.

Securities and Exchange Commission
Re: Digital Angel Corporation, File No. 0-26020
November 14, 2008

•	Accrued expenses decreased to our proforma balance of $9.8 million at December 31, 2007 from our historical balance of $13.7 million at December 31, 2007.

Proforma investing activities used cash of $4.5 million during the six-months ended June 30, 2007 as compared to $6.0 million that was used in historical investing activities. The $1.5 million decrease is primarily related to the payment we received from VeriChip on a note receivable as it was eliminated in consolidation in the historical results.

Our proforma financing activities provided cash of approximately $3.6 million during the six-months ended June 30, 2007 as compared to historical financing activities which provided cash of approximately $19.6 million. The decrease is primarily related to $15.5 million of net proceeds from VeriChip’s IPO that are included in the historical financing activities.”

Comment 4:	Expand the MD&A to discuss the pro forma balance sheet as of December 31, 2007.

Response 4:	The MD&A has been revised to include in the new pro forma subsection the pro forma balance sheet as of December 31, 2007, which also includes in separate columns the December 31, 2007 and June 30, 2008 historical information for comparison, as well as other pro forma financial statements, comparisons and explanations.
In addition, enclosed is the letter from the Company making the statements requested in the Comment Letter.
Kindly acknowledge receipt of this filing by stamping the date of receipt on the enclosed copy of this letter and returning it in the self-addressed stamped envelope provided. Please feel free to contact me if you have any questions regarding the contents of this filing.
Very truly yours,
WINTHROP & WEINSTINE, P.A.
/s/ Winthrop & Weinstine, P.A.
Enclosures

cc:	Lorraine M. Breece Patricia Petersen

Appendix A
November 14, 2008
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Larry Spirgel

RE:	Digital Angel Corporation
Form 10-Q for the Quarterly Period Ended June 30, 2008
Filed August 11, 2008
File No. 0-26020
To Whom It May Concern:
In connection with the letter dated October 10, 2008 (“Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to Digital Angel Corporation (the “Company”), the Company hereby acknowledges the following with respect to the above-captioned Form 10-Q and the Comment Letter:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Lorraine M. Breece
Lorraine M. Breece
Senior Vice President and
Chief Financial Officer